UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM RW

Registration Withdrawal Request

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

PART I - REGISTRANT INFORMATION

Commission File Number 0-28383

Table Trac, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada - - - - - - - - - - - - - - - - - - - - - - - -- - - - - - - - - - - - 88-0336568
(State or other jurisdiction of Incorporation or organization) -- - -(IRS Employer Identification No.)

15612 Highway 7,
Suite 250 Minnetonka,
Minnesota 55345
(Address of principal executive offices)

(952) 548-8877
(Registrant's telephone number, including area code)

A FORM 10SB12 Registration of securities for small business [Section 12(b)] was inadvertantly filed instead of the intended Filing for extention of time pursuant to Rule 12b-25(b), This Form is hereby withdrawn and is being replced with the correct 8b - 25a form

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chad B Hoehne 952 548-8877

-------------- --- --------

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [] No

SIGNATURE In accordance with the requirements of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Table Trac, Inc.
Date August 14, 2006
By: /s/ Chad Hoehne President CEO